Exhibit 100.1

NICE inContact CXone Rated Highest in Product Satisfaction by
Customers in DMG Consulting Report

Customers report the highest average product satisfaction, as well as the top score in the majority of the individual categories, for CXone cloud customer experience platform

Salt Lake City – December 18, 2017 – NICE inContact (Nasdaq:NICE) today announced that CXone cloud customer experience platform received the highest average product satisfaction rating from its customers, according to a new report by contact center and back-office research and consulting firm DMG Consulting LLC.

DMG Consulting’s 2017-2018 Cloud-Based Contact Center Infrastructure Market Report presented product satisfaction ratings, broken down into several categories, as collected from cloud contact center users. NICE inContact CXone received the highest marks in 16 of 19 individual categories, including a perfect score in 14. Among the top-ranked aspects of CXone were its multi-skill routing and queueing features, ease of configuration/use/maintenance, supervisor interface and user experience, IVR features and functionality, blended (inbound/outbound) capabilities, and recording features, as well as real-time, historical and ad-hoc reporting, platform reliability and system scalability categories. As a result, NICE inContact had the highest average product satisfaction rating of all companies represented in the DMG report.

“As of the end of 2016, DMG estimates that the revenue size of the cloud-based contact center infrastructure market (excluding carrier revenue) was at least $2.8 billion. [As this]  figure represents only 11.4% of contact center seats, the revenue potential for the cloud-based contact center infrastructure market is in the tens of billions,” according to the Cloud-Based Contact Center Infrastructure Report. “Selecting the right vendor partner when buying a cloud-based contact center infrastructure solution is critical for the success of the initiative because vendors will ultimately be running a vital part of the infrastructure and operations, and the client organization will need to work closely with this vendor to achieve mutual success,” said Donna Fluss, President of DMG Consulting.”

NICE inContact CXone is the first and only platform that combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all built on an Open Cloud Foundation. The latest release of CXone improves customer experience with comprehensive omnichannel journey management for all voice and digital channels and improved routing accuracy for digital channels through analytics-based routing.

Paul Jarman, CEO of NICE inContact:
“NICE is the recognized worldwide leader in contact-center-as-a-service technology, with the most cloud native revenue and deployments. CXone is designed to meet the needs of organizations of all sizes empowering agents to positively and productively interact with customers in any channel. As evident from the customer product satisfaction results in the 2017-2018 DMG Consulting report, we continue to ensure our customers get the best cloud contact center solution and receive the best support and service, as we build together the experience center of tomorrow.”

NICE inContact CXone is the only customer experience platform to deliver a complete omnichannel analytics product addressing all customer interactions, including voice and digital channels. Customers can now analyze the full spectrum of their customers’ omnichannel experiences in order to pinpoint positive and negative customer interactions, understand associated drivers, and take informed, immediate action to improve customer satisfaction.

To enable customer IT teams and ISV partners to tap into the power and extensibility of the CXone platform, DEVone developer program offers broad tools and resources that enables them to easily create new applications, integrations, and customizations for CXone. CXexchange offers a centralized, state of the art marketplace for ISV partners to market and sell their applications and integrations built for CXone. NICE inContact users can visit CXexchange to compare solutions from over 65 providers, view product demos, and choose the right technology to extend and enrich their CXone platform.

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.niceincontact.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.